Response Biomedical Receives US FDA Clearance
For RAMP® Cardiac Marker Test

International Launch of the Company’s Lead Medical Products Scheduled for Mid Year

Vancouver, British Columbia, May 20, 2004 – Response Biomedical Corp. (TSX-V: RBM), today announced that it has received regulatory clearance from the US Food and Drug Administration (FDA) to market an additional RAMP® Cardiac Marker Test for detecting troponin I to assist in the rapid diagnosis of heart attack or acute myocardial infarction (AMI), a leading cause of death worldwide. The Company previously received FDA clearance of the RAMP Reader for general clinical use, and the RAMP Myoglobin Assay. After filing a regulatory submission to the FDA for clearance of its RAMP CK-MB Test in December of 2003, the Company anticipates commercially launching all three RAMP Cardiac Marker Tests in the US and internationally, beginning mid year.

Rapid diagnosis of AMI is critical to patient outcomes. Every minute that passes after the occurrence of a heart attack without medical treatment reduces the patient’s chance of survival. RAMP provides a quantitative result in approximately 15 minutes, compared to several hours turnaround time for traditional laboratory testing. In clinical applications, the RAMP System is designed for use by healthcare professionals at the point-of-care (POC), including physicians’ offices, medical clinics, hospital emergency departments and laboratories worldwide. Cardiac markers are proteins released in the blood following damage to heart tissue, which may represent a heart attack. Myoglobin, troponin I and CK-MB are the three most commonly utilized markers measured to assist in the diagnosis of AMI. Troponin I is broadly recognized as the cardiac marker of choice allowing for increased sensitivity and specificity in diagnosing AMI.

“The RAMP System will dramatically improve the ability of physicians to quickly and accurately diagnose heart attacks within the critical window before irreversible heart damage or death occurs, improving patient care and preventing unnecessary hospital admissions associated with symptoms often mistaken for cardiac arrest,” states Bill Radvak, President and CEO.

The 510(k) regulatory clearance follows a Company sponsored dual-predicate clinical trial using a competitive POC device and a leading central lab-analyzer. The high sensitivity RAMP troponin I test showed strong correlation with the lab-analyzer and significant performance improvement versus the market-leading POC device at low troponin I concentrations. Both correlation and sensitivity are key performance criteria for clinical decision makers, and provide significant product differentiation opportunity for the Company’s marketing efforts.

“Given growing market recognition that RAMP is the only immunoassay platform that provides lab quality information in minutes, the Company will continue to build its international distribution network over the coming weeks and months. The RAMP Cardiac Marker Tests represent a strategic beachhead into the medical testing market for future potential applications in stroke, oncology, and infectious diseases,” adds Radvak. “Similar to our recent collaborations with industry leading companies including General Dynamics on biodefense and ADAPCO Inc. for the RAMP West Nile Virus Test, we are currently evaluating several top tier marketing partners for the cardiac marker line,” adds Radvak.

“With increasing revenue from sales of multiple RAMP products in biodefense and infectious disease testing, FDA clearance of the Company’s lead medical products is a historic milestone and significant step in the further commercialization of RAMP as an entirely new class of diagnostic for multiple large market opportunities in clinical and non-clinical applications.”

The US market alone for POC cardiac marker tests in 2004 is estimated to be approximately US$150 million. The world cardiac rapid assay market is expected to achieve an average annual growth rate of 20 – 25 percent for the near future. Each year in the United States, approximately eight million Americans are admitted to emergency rooms for severe chest pain associated with suspected AMI. Only approximately 10 percent of those hospitalized are subsequently determined to have suffered a heart attack. The majority is eventually diagnosed with strained muscles, angina or heartburn. The total cost of unnecessary admissions and misdiagnosis is over US$4 billion. Misdiagnosed heart attack cases also account for nearly 25 percent of malpractice claims against emergency room physicians.

The global POC market generated revenues worth $3.3 billion in 2002 and is expected to reach $5.5 billion in 2009. This market is growing faster than the total in vitro diagnostics market.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications, providing reliable information in minutes, anywhere, every time. RAMP represents a new paradigm in diagnostic testing, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Jonathan Fassberg
Director, Corporate Communications	President
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 16
Email: dbradley@responsebio.com	Email: jfassberg@troutgroup.com